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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES                                                                  EXHIBIT 12
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( in thousands )
                                                                                       Years ended December 31,
                                                                          1997                  1996                1995

EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating
     undistributed earnings of 20%- to 50%-owned affiliates        $        286,135  $               221,565 $        179,127
Fixed charges excluding capitalized interest and preferred stock
     dividends of majority-owned subsidiary companies                        22,618                   13,050           15,652

Earnings as defined                                                $        308,753  $               234,615 $        194,779

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs       $         18,543  $                 9,629 $         11,223
Interest capitalized                                                          1,193                      749              447
Portion of rental expense representative of the interest factor               4,075                    3,421            4,429
Preferred stock dividends of majority-owned subsidiary companies                 80                       80               80

Fixed charges as defined                                           $         23,891  $                13,879 $         16,179

RATIO OF EARNINGS TO FIXED CHARGES                                            12.92                    16.90            12.04
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